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                 December 20, 2022

       Scott L. Mathis
       Chief Executive Officer
       Gaucho Group Holdings, Inc.
       112 NE 41st Street, Suite 106
       Miami, FL 33137

                                                        Re: Gaucho Group
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2022
                                                            File No. 333-268829

       Dear Scott L. Mathis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 and Jeffrey Gabor at 202-551-
       2544 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Victoria B. Bantz, Esq.